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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballard Power Systems Inc.

We, KPMG LLP, consent to the use of our report dated March 16, 2023, on the consolidated financial statements of Ballard Power Systems Inc. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2022 and December 31, 2021, the related consolidated statements of loss and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes, and our report dated March 16, 2023 on the effectiveness of internal control over financial reporting as of December 31, 2022, which is included in the annual report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-225494 and No. 333-161807 on Form S-8 and No. 333-254584 on Form F-10 of Ballard Power Systems Inc.
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March 16, 2023
Vancouver, Canada
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